FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2006

                                 DRYSHIPS, INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the dividend release issued by DryShips, Inc. today, January 20, 2006

DryShips Inc. Releases Updated Fleet Deployment Details

ATHENS, Greece, January 20, 2006 - DryShips Inc. (Nasdaq: DRYS), released today updated fleet depolyment details for its fleet of 27 vessels.

The table below describes in detail our fleet development and current employment profile:

                          Year                                                 Current       Redelivery
                          Built       Deadweight          Type               Employment    (mid-range) *
                          -----       ----------          ----               ----------    -------------
Capesize
Manasota                   2004          171,061      Capesize                  $46,000           Oct-06
Alameda                    2001          170,662      Capesize           Spot - $53,250
Shibumi                    1984          166,058      Capesize           Spot - $60,000
Netadola                   1993          149,475      Capesize           Spot - $24,000
Panamax
Conrad Oldendorff          2002           76,623       Panamax                  $42,000           Dec-06
Coronado                   2000           75,706       Panamax           Spot - $13,000
Waikiki                    1995           75,473       Panamax           Spot - $16,750
Mostoles **                1981           75,395       Panamax        Baumarine $15,289
Linda Oldendorff           1995           75,100       Panamax                  $43,250           Aug-06
Sonoma **                  2001           74,786       Panamax        Baumarine $17,966
Catalina                   2005           74,432       Panamax           Spot - $17,150
Ocean Crystal              1999           73,688       Panamax           Spot - $16,500
Belmonte                   2004           73,601       Panamax                  $42,000           Jun-06
Toro **                    1995           73,034       Panamax        Baumarine $18,183
Xanadu                     1999           72,270       Panamax                  $35,000           Aug-06
La Jolla                   1997           72,126       Panamax           Spot - $17,900
Lace rta **                1994           71,862       Panamax        Baumarine $17,623
Panomios **                1995           71,747       Panamax        Baumarine $18,263
Paragon                    1995           71,259       Panamax                  $30,000           Sep-06
Iguana                     1996           70,349       Panamax           Spot - $13,000
Daytona **                 1989           69,703       Panamax        Baumarine $16,482
Lanikai **                 1988           68,676       Panamax        Baumarine $16,220
Tonga **                   1984           66,798       Panamax        Baumarine $14,551
Flecha **                  1982           65,081       Panamax        Baumarine $14,856
Striggla **                1982           64,747       Panamax        Baumarine $14,364
Handymax
Alona **                   2002           48,640      Handymax        Baumarine $17,632
Matira                     1994           45,863      Handymax                  $21,750           Feb-06
DRYSHIPS FLEET                         2,264,215

----------------------------
* Where the Redelivery column is left blank it signifies that the vessel is trading in the spot market. For those vessels employed in the spot market and where rates are quoted, the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct, or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates after the current voyage.

** Indicates vessels that are trading in the Baumarine Pool. Rates quoted refer to the vessels earnings as last reported, usually the previous month's earnings.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 27 drybulk consisting 4 Capesize, 21 Panamax and 2 Handymax vessels, with a combined deadweight tonnage of approximately 2.3 million. DryShips is the second largest Panamax operator in the world.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: finance@dryships.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com


23113.0002 #636246